UNITED STATES OF AMERICA
      Before the
SECURITIES AND EXCHANGE COMMISSION

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In the Matter of
                                                              ELEVENTH
NATIONAL FUEL GAS COMPANY                                     CERTIFICATE
HORIZON ENERGY DEVELOPMENT, INC.                              PURSUANT TO
                                                              RULE 24

File No. 70-8649
(Public Utility Holding Company Act of 1935)

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         THIS IS TO  CERTIFY,  pursuant to Rule 24,  that  certain  transactions proposed by National Fuel Gas Company ("National") and its subsidiary, Horizon Energy Development, Inc. ("Horizon") in its Application-Declaration on Form U-1, as amended (File No. 70-8649), have been carried out in accordance with the terms and conditions of said Application-Declaration and the Order (HCAR No. 35-26364, dated August 29, 1995) of the Securities and Exchange Commission (the "Commission") with respect thereto, and that the following information for the quarter ended March 31, 1998 is herein provided:

         1a) Horizon's balance sheet at March 31, 1998 is attached as Exhibit 1.

         1b) National's balance sheet at March 31, 1998 is included in National's Form 10-Q for the second quarter of fiscal 1998, which has been filed with the Commission on May 14, 1998 and is incorporated herein by reference.

         2a) Horizon's income statement for the quarter ended March 31, 1998 is attached as Exhibit 2.

         2b) National's income statement for the quarter ended March 31, 1998 is included in National's Form 10-Q for the second quarter of fiscal 1998, which was filed with the Commission on May 14, 1998 and is incorporated herein by reference.

          3) Recourse and non-recourse debt securities issued to third parties by Intermediate Companies during the quarter ended March 31, 1998.

                       None.

          4) A general description of the activities of the Applicants for the quarter ended March 31, 1998, and of the projects in which they or their subsidiary companies have an ownership interest:

             The Project Activities (as such term is defined in the aforesaid Application-Declaration) that National and Horizon, and subsidiaries of Horizon, were engaged in pursuant to File No. 70-8649, as of March 31, 1998, are as follows:

             Horizon, through its wholly owned subsidiary, Beheer-En Beleggingsmaatschappij, Bruwabel, B.V., (subsequently renamed Horizon Energy Development B.V. ("HEDBV")), continues to own 100% of the capital stock of each of Horizon Energy Development s.r.o. ("HED") and Power Development s.r.o. ("PD"). PD in turn continues to own 100% of the capital stock of Teplarna Kromeriz a.s. ("TK"). These entities continue to engage in power development and related activities in the Czech Republic and eastern Europe.

             The only material asset of HED, PD and TK is the district heating system of TK, which sells steam heat to its residential commercial customers in the city of Kromeriz, Czech Republic. TK continues to investigate ways to convert the existing steam plant into a cogeneration facility, or otherwise to generate electricity at the site.

             As of March 31, 1998, HEDBV owned approximately 74% of the capital stock of Severoceske Teplarny, a.s. ("SCT"). SCT distributes steam heat and, through one of its subsidiaries, sells power in the northern part of the Czech Republic.

             HEDBV,  as a  shareholder  of SCT,  has  received,  and  expects to continue to receive, dividends from its investment in the SCT shares. Furthermore, HEDBV and SCT will pursue efforts by which SCT might directly or indirectly develop additional electrical generation capacity.

             On February 19, 1998, HEDBV purchased 757,477 shares of the capital stock of Prvni Severozapadni Teplarenska a.s. ("PSZT"). No additional shares of PSZT were purchased on or before March 31, 1998. This level of shareholdings represented approximately 75% of the capital stock of PSZT. PSZT distributes steam heat and sells power in the northern part of the Czech Republic.

             On May 29, 1998, Horizon filed a Notification of Foreign Utility Company Status on Form U-57 on behalf of SCT, Teplarna Liberec, a.s. (an SCT subsidiary), PSZT and TK.

          5) Information on intercompany service transactions (including those provided at cost and at market rates) involving affiliated Intermediate Companies during the quarter ended March 31, 1998:

                  Neither Horizon nor National engaged in any intercompany service transactions with affiliate Intermediate Companies.




June 1, 1998                              NATIONAL FUEL GAS COMPANY



                                          By:  /s/ Philip C. Ackerman
                                             ----------------------------------
                                               Philip C. Ackerman
                                               Senior Vice President







                                          HORIZON ENERGY DEVELOPMENT,
                                          INC.



                                          By:  /s/ Ronald J. Tanski
                                             ----------------------------------
                                               Ronald J. Tanski
                                               Secretary and Treasurer